SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  August 2008

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR RESPONDS TO EU QUERIES

RE: SCREENSCRAPER/TICKET-TOUT WEBSITES

CALLS ON DG TREN TO PROTECT CONSUMERS FROM
TICKET-TOUT WEBSITES ADDING 200% TO 300% HIDDEN FEES

Ryanair today (Tuesday, 26th August 2008) confirmed that it had sent a detailed response to the European Commission's enquiry letter last week concerning Ryanair's policy of banning bookings made on unauthorised, illegal screenscraper/ticket-tout websites.  A copy of this EU correspondence and Ryanair's reply has been published on Ryanair's website at www.Ryanair.com.  Ryanair provided the European Commission with detailed documentary evidence to demonstrate that these screenscraper/ticket-tout websites are:

1.    Guilty of unauthorised and illegal access to the Ryanair.com website.

2.     In breach of Ryanair.com's copyright.

3.     In breach of Ryanair's terms and conditions of travel and terms and conditions of use.

4.     Do not provide consumers with Ryanair's accurate terms and conditions.

5.     Do not provide consumers with accurate details of Ryanair's pricing.

6.     Do not keep consumers informed of changes in Ryanair's terms and conditions or flight information.

7.     Are regularly and consistently over-charging consumers with over 200% or 300% hidden mark-ups on
        Ryanair's ticket prices.

Ryanair provided the European Commission with evidence of four specific websites, Bravofly.com, Edreams.com, Volgratis.com, Wegelo.com in which the airline's ticket prices had been inflated by 200% or 300%, without the consumers knowledge, and these hidden mark-ups are billed to the consumer as if this was the Ryanair ticket price. These specific documented examples show the following hidden overcharging of consumers;

(a)    Bravofly.com price        €60.93
        Ryanair ticket price        €19.95
        Bravofly overcharge       €40.95 (205%)

(b)    Edreams.com price        €385.97
        Airline ticket price          €106.87
        Edreams overcharge       €279.10 (260%)

(c)    Volgratis.com price        €63.25
        Ryanair ticket price        €25.25
        Volgratis overcharge      €38.00 (150%)

(d)    Wegolo.com price         €37.00
         Ryanair ticket price       €10.00
         Wegelo overcharge       €27.00 (370%)

Ryanair has pointed out to the European Commission that the illegal and unauthorised activities of these screenscraper/ticket-tout websites have in recent weeks caused dramatic slowdowns and outages on the Ryanair.com website, resulting in bona fide consumers being unable to access Ryanair's timetables, prices or make bookings on Ryanair.com. Ryanair also explained to the European Commission that since it is the only airline to operate with a lowest price guarantee, Ryanair's guarantee becomes invalid if these ticket tout websites can overcharge consumers with 200% or 300% hidden mark ups on Ryanair's guaranteed lowest ticket prices.

Ryanair's Michael O'Leary confirmed today:

"We have responded to the European Commission's enquiries by providing them with documentary evidence of this unauthorised, illegal ticket-tout operation being perpetrated on consumers by these screenscraper websites. It is remarkable, but unsurprising, that a number of European Government agencies and the European Commission has sought to blame Ryanair for blocking the illegal activities of these screenscrapers, instead of tackling the real consumer scandal which is the hidden 200% or 300% mark ups being levied and over-charged on innocent consumers by these illegal screenscraper/ticket-tout websites.

"Since Ryanair is the only airline doing anything to eliminate this unauthorised and illegal practice, we are now calling on the European Commission in general and DG TREN in particular, to take action to force these unauthorised, illegal screenscraper/ticket tout websites to desist from unlawfully overcharging consumers by 200% or 300%, particularly when they provide no useful service to consumers."

Ends.                                  Tuesday, 26th August 2008

For further information
please contact:
Stephen McNamara         Pauline McAlester
Ryanair Ltd                      Murray Consultants
Tel: +353-1-8121212        Tel. +353-1-4980300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  26 August 2008

By:___/s/ James Callaghan____

James Callaghan
Company Secretary & Finance Director